PERFECT MOMENT LTD.

307 Canalot Studios

222 Kensal Road

London W10 5BN

United Kingdom

February 1, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Heather Clark
Kevin Stertzel
Jennifer Angelini
Jay Ingram

RE:	Perfect Moment Ltd.
Registration Statement on Form S-1, as amended
File No. 333-274913

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 30, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for February 1, 2024 at 5:00 p.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Sincerely,

PERFECT MOMENT LTD.

/s/ Mark Buckley
Mark Buckley
Chief Executive Officer

Cc:	Nimish Patel, Mitchell Silberberg & Knupp LLP
Blake Baron, Mitchell Silberberg & Knupp LLP